News Release

Ellen M Martin	Deb McManus, APR
Kureczka/Martin Associates	Media Relations
Investor Relations	Tel: (510) 204-7240
Tel: (510) 832-2044

XOMA to Appoint David Boyle Chief Financial Officer

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Peter Davis Announces Plans to Retire

Berkeley, CA – May 19, 2005 -- XOMA Ltd. (Nasdaq: XOMA) today announced that David Boyle, vice president of financial operations, will be named chief financial officer, effective July 1, 2005. In his new role, Boyle will be a member of XOMA’s Executive Management team and report directly to CEO John L. Castello.

Peter Davis, chief financial officer since 1994, is retiring, effective June 30, 2005.

“XOMA is indebted to Peter for his significant contributions over the past 11 years, particularly in building and solidifying XOMA’s operating and financial functions,” said John L. Castello, president, chairman and CEO of XOMA. “As a result of his strategic and financial leadership, XOMA’s financial position is now poised for future growth opportunities associated with strengthening our product pipeline and achieving profitability within the next few years.”

David Boyle joined XOMA in January 2005 from Polycom, Inc. (Nasdaq: PLCM) where he was vice president, finance. From 1996 to 1999 he served as executive vice president and chief financial officer at Salix Pharmaceuticals, Ltd. Before joining Salix, Mr. Boyle spent five years with Serono, S.A. in Switzerland and the United States, most recently as vice president, finance and administration for North America.

“David’s knowledge of the pharmaceutical industry, combined with his financial acumen and experience within various complex global businesses, positions him for success as CFO,” said Castello. “Since joining, he has already made valuable contributions to XOMA and we look forward to more in the future.”

About XOMA

XOMA develops for commercialization antibody and other protein-based biopharmaceuticals to treat cancer, immune disorders and infectious diseases. The Company pipeline includes proprietary products along with collaborative product development programs with Chiron Corporation, Millennium Pharmaceuticals, Inc., and Aphton Corporation. The Company also has a royalty interest in RAPTIVA®, a product marketed worldwide that was developed under a collaboration arrangement with Genentech, Inc. For more information about XOMA's product pipeline and antibody product development capabilities and technologies, please visit XOMA's website at http://www.xoma.com/.

Certain statements contained herein concerning XOMA’s potential for profitability, the Company’s ability to add to its product pipeline, current collaborations and product development or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, XOMA’s ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA®, the Company’s ability to anticipate and effectively manage its expenditures, and the availability of capital market and other financing, and its ability to add to its product pipeline will depend on the availability of collaborative, manufacturing and other relationships on

News Release

acceptable terms and the success of the Company’s research and development efforts. These and other risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of the existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA’s prospects.

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